UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Celltech Group plc
(Name of Subject Company (Issuer))

UCB S.A.
(Names of Filing Persons (Offeror))

Ordinary Shares
American Depositary Shares
(Title of Class of Securities)

Ordinary Shares (GB0001822765)
American Depositary Shares (US1511581027)
(CUSIP Number of Class of Securities)

Jettie Van Caenegem
UCB S.A.
60 Allee de la Recherche, 1070
Brussels
Tel: 011 32 2 559 9516
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

Not Applicable	Not Applicable

(1)
No filing fee is required pursuant to General Instruction D of Schedule TO.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Field:

☒
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐